McLaughlin & Stern, llp Founded 1898
STEVEN W. SCHUSTER Partner Direct Phone: (212) 448–6216 sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066 www.mclaughlinstern.com	Millbrook, NY Great Neck, NY West Palm Beach, FL Ft. Lauderdale, FL

March 18, 2014

BY MAIL AND EDGAR TRANSMISSION

Ms. Beverly Singleton

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Xiangtian (USA) Air Power Co., Ltd.
Form 10K for the fiscal year ended July 31, 2013
Filed October 29, 2013
Form 10-Q for the quarterly period ended October 31, 2013
Filed December 16, 2013
File No. 0-54520

Dear Ms. Singleton:

On behalf of our client, Xiangtian (USA) Air Power Co., Ltd. (the “Company”), as we discussed today, we are requesting an extension until March 28, 2014 to respond to the comments of the staff of the Division of Corporation Finance set forth in your letter dated March 5, 2014, because we are awaiting the audit report from the prior accountant to be included in the Form 10K/A and because we are making some changes to the Form 10Q in addition to the change in response to your comment.

Thank you very much for your consideration. Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 448-6216.

Yours truly, /s/ Steven Schuster Steven Schuster